SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated June 21, 2005 re. France Telecom syndicated credit line successfully set up for 8 billion euros.

Paris, June 21, 2005

France Telecom: syndicated credit line successfully set up for 8 billion euros

France Telecom is delighted to announce the signature of a syndicated credit line for 8 billion euros, replacing the 10 billion euro syndicated credit facility signed in June 2004, which had not been drawn on. The new line was widely oversubscribed at 13 billion one hundred and fifty million euros, with significantly improved financial conditions.

		Commission for non-use		Margin
Amount in euros	Maturity	Years 1 to 5	Years 6 and 7	Years 1 to 5	Years 6 and 7
8 billion	7 years	0.0425%	0.05%	0.145%	0.17%

30 banks were part of the general syndicate:

23 banks were Mandated Lead Arrangers:

ABN AMRO BANK N.V. - PARIS BRANCH, BANCO BILBAO VIZCAYA ARGENTARIA S.A., BANC OF AMERICA SECURITIES LTD, THE BANK OF TOKYO-MITSUBISHI LTD., BARCLAYS CAPITAL, BNP PARIBAS, CALYON, CCF, CITIBANK INTERNATIONAL PLC, COMMERZBANK AKTIENGESELLSCHAFT, CRÉDIT MUTUEL-CIC, DEUTSCHE BANK AG, DRESDNER KLEINWORT WASSERSTEIN, FORTIS BANK SA/NV, ING BANK N.V., IXIS CORPORATE & INVESTMENT BANK, J.P. MORGAN plc, MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.p.A., MIZUHO CORPORATE BANK, LTD., NATEXIS BANQUES POPULAIRES, THE ROYAL BANK OF SCOTLAND plc, SG CORPORATE & INVESTMENT BANKING and WESTLB AG.

7 banks were Arrangers or Co-arrangers:

BANCA DI ROMA, SMBC, DZ BANK AG, KBC BANK N.V, LLOYDS TSB BANK PLC, ROYAL BANK OF CANADA EUROPE LIMITED and BANCO ESPAÑOL DE CRÉDITO, S.A..

Press Contacts: +33 1 44 44 93 93

Nilou du Castel / Bertrand Deronchaine

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 21, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information